March 12, 2010
Ms. Mary Cole
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 45
Dear Ms. Cole:
This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our recent telephone conversation with respect to Registrant’s Registration Statement filed on December 21, 2009.
For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text. Each of the Comments/Responses below is set forth with respect to the HC Strategic Shares prospectus but each is also applicable to the HC Advisors Shares prospectus.
Prospectus
1.	You noted that the Table of Contents page included a list of the filing’s exhibits.
Response: This was a printer’s error and will be corrected in subsequent filings.
2.	You requested that the phrasing of the Investment Objective be altered.
Response: The disclosure has been revised as requested.
3.	With respect to the “Fees and Expenses” table, you asked that the headings in the table be revised in accordance with the revised Form N-1A.
Response: The disclosure has been revised as requested.
4.	You requested that several changes be made in the Principal Investment Strategies section, including describing the manager of managers structure and referencing the quality of securities to be held by the Portfolio.

Ms. Mary Cole
March 12, 2010

Response: The disclosure has been revised as requested.
5.	You requested clarification regarding the Portfolio’s intended investments in AMT preference items.
Response: Investments in such securities are not a principal investment strategy and AMT Risk has been removed from the Principal Risk disclosure.
6.	You requested that cross references be removed from the Principal Investment Risks section.
Response: The disclosure has been revised as requested.
7.	You requested that the Portfolio Manager disclosure be revised to include more information regarding the experience of each of the managers.
Response: The disclosure has been revised as requested.
8.	With respect to the Purchasing and Selling Your Shares disclosure on page 5 of the prospectus, you requested that information regarding purchase minimums be included.
Response: The disclosure has been revised as requested.
9.	With respect to the Multiple Class Portfolios on page 12 of the prospectus, you requested clarification regarding the purchase eligibility for the two classes of shares.
Response: The disclosure has been revised as requested.
We hereby represent, on behalf of the Registrant, that the Registrant will not assert any comment or review by the Commission’s staff relating to the filing referred to above as an affirmative defense in any proceeding initiated by the Commission or any other person against the Registrant. We further acknowledge that, as contemplated under the federal securities laws, the adequacy of the disclosure in the filing referenced above is the responsibility of the Registrant.1

[1]	As indicated in the Commission’s press release of June 24, 2004, neither the request for, nor the provision of, the above representation should be construed as confirming that there is or is not an inquiry or other pending matter involving Registrant.

Ms. Mary Cole
March 12, 2010

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.
Very truly yours,
/s/ Don E. Felice
Don E. Felice

cc:	Robert Zion Colette Bull Audrey C. Talley Kristin Schantz Joe McDermott